FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                              For the month of May


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

BG GROUP PLC
2005 FIRST QUARTER RESULTS

HIGHLIGHTS

                                                  First Quarter
                                               2005         2004
Business Performance(i)                        GBPm         GBPm

Turnover and other operating income           1 094          856       +28%

Total operating profit including share of
results from joint ventures and
associates                                      483          336       +44%

Earnings                                        270          187       +44%

Earnings per share                              7.6p         5.3p      +43%

- Earnings up by GBP83 million (44%)
- At constant US$/UKGBP exchange rates and upstream prices(ii), total operating profit would have increased by 21%
- Sale of BG Group's interest in the North Caspian Sea PSA completed on 6 April 2005
- First gas from Simian Sienna and Rosetta Phase 2 in Egypt
- First cargo from ELNG Train 1 due end May
- Manatee discovery in Trinidad indicated gross reserves of between 1.3 and 1.6 tcf gas


Results for the period including
non-operating                                  2005         2004
items(i)
                                               GBPm         GBPm
Turnover and other operating income           1 056          856       +23%

Operating profit before share of results
from joint ventures and associates              406          311       +31%

Total operating profit including share of
results from joint ventures and
associates                                      458          358       +28%
Earnings                                        260          207       +26%
Earnings per share                              7.3p         5.9p      +24%


BG Group's Chief Executive Frank Chapman said:

"BG has made an excellent start to the year. The 44% increase in total operating profit has been driven by strong underlying growth. In addition, we have continued to make good progress on the delivery of key projects, including the Simian Sienna and Sapphire fields and Egyptian LNG, where we expect Train 1 to become operational in the second quarter, three months ahead of schedule".

i) For further explanation of Business Performance and the presentation of results from joint ventures and associates see Transition to IFRS reporting, page 2, and Presentation of Non-GAAP measures, page 9.
ii) For an explanation of results at constant US$/UKGBP exchange rates and upstream prices see Presentation of Non-GAAP measures, page 9.

                       TRANSITION TO IFRS REPORTING

The presentation of BG Group's results under IFRS separately identifies the effect of:

   - The re-measurement of financial instruments (including derivatives) under IAS 39; and
   - Profits and losses on the disposal of non-current assets and businesses.

These items are excluded from Business Performance in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing businesses.

Under IFRS the results of joint ventures and associates are presented net of finance costs and tax. Given the relevance of these businesses within BG Group the results of joint ventures and associates are presented both before interest and tax, and after tax. The pre-interest and tax result is included in Business Performance discussed on pages 3 to 8. The tables below set out the amounts related to joint ventures and associates, re-measurements under IAS 39 and profits on disposal of non-current assets and businesses.


                                                                 First Quarter
                                                                 2005      2004
                                                                 GBPm      GBPm
Operating profit for the period before share of results from
joint ventures and associates                                    406       311
Share of pre-tax operating results from joint ventures and
associates                                                        52        47
Operating profit for the period including share of pre-tax
results from joint ventures and associates                       458       358
Non-operating items:
Re-measurements - IAS 39(i)                                       38         -
Profit on disposal                                               (13)      (22)
Business Performance - Total operating profit for the period     483       336

                                                                 First Quarter
                                                                2005      2004
                                                                GBPm      GBPm
Earnings for the period - including non-operating items          260       207
Non-operating items - before interest and tax                     25       (22)
Non-operating items - interest                                    (2)        -
Tax and minority interest on non-operating items                 (13)        2
Earnings - excluding non-operating items                         270       187

i) Non-operating items excluded from Business Performance

The IAS 39 re-measurements reflect movements in external market prices. Derivative instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and management believes these unrealised mark-to-market movements are best presented separately from underlying business performance.

BUSINESS REVIEW

The results discussed in this Business Review (pages 3 to 8) relate to BG Group's performance excluding non-operating items. For the impact and a description of these items, see the consolidated income statement (page 12) and
Note 2 of the accounts (page 18). Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See Presentation of Non-GAAP measures (page
9) for an explanation of these metrics.

                                     GROUP

Business Performance                                  First Quarter
                                                      2005      2004
                                                      GBPm      GBPm
  Turnover and other operating income                1 094       856       +28%

  Total operating profit including share of
  results from joint ventures and
  associates
  Exploration and Production                           387       264       +47%
  Liquefied Natural Gas                                 27        15       +80%
  Transmission and Distribution                         46        30       +53%
  Power Generation                                      36        37        -3%
  Other activities                                     (13)      (10)      +30%
                                                       483       336       +44%

  Net finance costs                                    (18)      (16)      +13%
  Taxation                                            (187)     (128)      +46%
  Earnings                                             270       187       +44%
  Earnings per share                                   7.6p      5.3p      +43%

  Capital investment                                   315       627       -50%

  Capital investment excluding
  acquisitions                                         315       367       -14%

The Group delivered strong earnings growth (up 44% to GBP270 million), despite the effect of the weaker US Dollar.

Total operating profit increased by 44% to GBP483 million reflecting higher E&P volumes and prices together with strong performances from the LNG and T&D segments.

Net finance costs were higher primarily due to interest payments on leased ships. The effective tax rate (including BG Group share of joint ventures and associates) was unchanged at 40%.

Cash generated by operations increased by GBP175 million to GBP549 million, primarily due to higher operating profit. As at 31 March 2005, net borrowings were GBP905 million, whilst gearing was 15.3% (31 December 2004: 17.9%).

Capital investment in the quarter of GBP315 million was in the Mediterranean Basin and Africa (GBP87 million), Asia and the Middle East (GBP81 million), North America and the Caribbean (GBP64 million), North West Europe (GBP59 million) and South America (GBP24 million). Capital investment included GBP60 million in relation to the North Caspian Sea PSA which was reimbursed on completion of the sale after the end of the quarter.

On 6 April 2005, BG Group announced that it had completed the sale of its 16.67% interest in the North Caspian Sea PSA and had received an aggregate pre-tax cash consideration of approximately $1.8 billion. Cash proceeds after tax and disposal costs are expected to be approximately $1.5 billion.

                           EXPLORATION AND PRODUCTION


Business Performance                                  First Quarter
                                                    2005       2004
                                                    GBPm       GBPm
Production volumes (mmboe)                          43.7       40.9        +7%
Turnover and other operating income                  635        476       +33%

Total operating profit                               387        264       +47%

Average realised oil price per barrel           GBP25.35   GBP17.88       +42%
                                                 ($48.24)   ($32.56)      +48%

Average realised liquids price per barrel       GBP17.35    GBP8.93       +94%
                                                 ($33.01)   ($16.27)     +103%

Average realised gas price per produced therm      17.48p     15.97p       +9%

Lifting costs per boe                            GBP1.15    GBP0.88       +31%
                                                  ($2.18)    ($1.60)      +36%

Operating expenditure per boe                    GBP2.08    GBP1.80       +16%
                                                  ($3.96)    ($3.28)      +21%
Capital investment                                   245        447       -45%
Capital investment excluding acquisitions            245        187       +31%

Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.

Additional operating and financial data are given on page 26.


E&P operating profit increased by 47% to GBP387 million due to higher volumes and prices, partially offset by a higher exploration charge and the effect of the weaker US Dollar. At constant US$/UKGBP exchange rates and prices, E&P operating profit increased by 17%.

Production volumes increased by 7%, primarily due to the export of liquids from the Karachaganak field, increased production from the Scarab Saffron fields and production from the acquired Canadian and Egyptian properties. The average realised gas price per produced therm was up 9% principally due to favourable mix.

The exploration charge of GBP25 million is GBP9 million higher than 2004 mainly due to an increase in well write-off expense.

Unit operating expenditure was up 28 pence due to higher lifting costs and royalties. This reflects higher commodity prices and the mix effect of Canadian and Karachaganak export production.

Capital investment of GBP245 million included expenditure in Kazakhstan (GBP67 million), Egypt (GBP55 million) and North West Europe (GBP49 million).

On 15 April 2005, first gas was produced from the Simian Sienna fields for supply to Egyptian LNG Train 1 (ELNG Train 1). Also on 15 April, BG Group and partners delivered first gas from Rosetta Phase 2 to the Egyptian domestic market.

Further assessment of the Manatee discovery in Trinidad (BG Group 50%) indicates gross reserves of between 1.3 and 1.6 tcf of gas. This, together with additional reserves in BG Group-operated properties elsewhere in the country, gives BG Group and its Partners over 3.0 tcf of gross uncommitted reserves in Trinidad. Discussions to commercialise these reserves are ongoing.

Since the start of the year, BG Group has completed 11 exploration and appraisal wells of which 8 have been successful (73%).

In Canada, BG Group has successfully completed its first drilling campaign since acquisition. The 2004/05 programme ended with 9 successful exploration wells out of the 13 drilled, with a further well under evaluation.

On 8 April 2005, BG Group farmed into two exploration permits in the offshore Browse Basin, Western Australia.

                             LIQUEFIED NATURAL GAS


Business Performance                                   First Quarter
                                                       2005     2004
                                                       GBPm     GBPm

Turnover and other operating income                     220      190       +16%

Total operating profit
Shipping and marketing                                   15        6      +150%
Atlantic LNG                                             21       14       +50%
Other including business development                     (9)      (5)      +80%
                                                         27       15       +80%

Capital investment                                       45      164       -73%

The GBP30 million increase in turnover and other operating income reflects higher volumes in the LNG shipping and marketing business, including 9 cargoes (2004: 1 cargo) redirected to markets outside of the US.

Total operating profit was up 80% to GBP27 million reflecting the increased activity in the LNG shipping and marketing business and strong volume growth across all trains at Atlantic LNG, partially offset by the impact of the weaker US Dollar. Prior year results at Atlantic LNG were adversely impacted by industrial action.

Capital investment includes GBP25 million relating to three LNG vessels in construction due for delivery in 2006 and continuing investment in Egyptian LNG Train 2 (ELNG Train 2) and Atlantic LNG Train 4.

On 14 March 2005, BG Group took delivery of the first LNG cargo from Egypt's Damietta LNG plant, produced from gas from the Scarab Saffron fields.

The first pre-commissioning cargo from ELNG Train 1 is expected to be lifted towards the end of this month. The first post-commissioning cargo from ELNG Train 1 is on schedule to be delivered early in July 2005. ELNG Train 2 remains on schedule for a fourth quarter 2005 start-up.

In April 2005, BG Group, the National Nigerian Petroleum Corporation, Chevron Texaco and Shell signed a Memorandum of Understanding to study the feasibility of a 20 mtpa LNG project at Olokola, Western Nigeria.

                         TRANSMISSION AND DISTRIBUTION


Business Performance                                   First Quarter
                                                       2005     2004
                                                       GBPm     GBPm
Turnover and other operating income
Comgas                                                  107       88       +22%
MetroGAS                                                 34       26       +31%
Other                                                    28       25       +12%
                                                        169      139       +22%

Total operating profit
Comgas                                                   29       21       +38%
MetroGAS                                                  4        1      +300%
Other                                                    13        8       +63%
                                                         46       30       +53%

Capital investment                                       17       13       +31%


Volumes continued to grow strongly across the segment, driving turnover growth of 22%.

At Comgas in Brazil, volumes rose by 14%, underpinning a GBP8 million increase in operating profit to GBP29 million. The increase in operating profit included a GBP4 million benefit from lower gas costs, which is expected to be passed back to customers through lower tariffs from the second half of the year.

MetroGAS reported an operating profit of GBP4 million (2004: GBP1 million), due to higher volumes sold to power generation customers. The capital restructuring of MetroGAS and GASA continues to make progress.

Capital investment mainly represents the development of the Comgas pipeline network.


                                POWER GENERATION


Business Performance                                    First Quarter
                                                         2005    2004
                                                         GBPm    GBPm

Turnover and other operating income                        75      54      +39%

Total operating profit                                     36      37       -3%

Capital investment                                          -       -        -

The increase in turnover is primarily due to pass-through of gas costs. Operating profit was broadly in line with the same period last year.

               PRESENTATION OF NON-GAAP MEASURES AND DEFINITIONS

                       Presentation of Non-GAAP measures

Business Performance

'Business Performance' excludes certain non-operating items (see below) and is presented as management believes that exclusion of these items provides readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing business.

Non-operating items

BG Group's commercial arrangements for marketing gas include the use of long-term gas sales contracts. Certain UK gas sales contracts are classified as derivatives under the rules of IAS 39 and are required to be measured at fair value at the balance sheet date. Unrealised gains or losses on these contracts reflect the comparison between current market gas prices and the actual prices realised under the gas sales contract. BG Group also uses commodity derivative instruments to manage certain price exposures in respect of optimising the timing of its gas sales, including the use of gas in storage facilities. These instruments are also required to be measured at fair value at the balance sheet date under IAS 39.

BG Group uses financial instruments, including derivatives, to manage foreign exchange and interest rate exposure. These instruments are required to be recognised at fair value or amortised cost on the balance sheet in accordance with IAS 39. Most of these instruments have been designated either as hedges of foreign exchange movements associated with the Group's net investments in foreign operations, or as hedges of interest rate risk. Where these instruments cannot be designated as hedges under IAS 39, unrealised movements in fair value are recorded in the income statement.

Unrealised gains and losses in respect of long-term gas sales contracts and other financial instruments are disclosed separately as 'non-operating items'. Realised gains and losses relating to these instruments are included in Business Performance. Management considers that this presentation best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.

For a reconciliation between the overall results and Business Performance and details of non-operating items, see the consolidated income statement, page 12 and Note 2 to the accounts, page 18.

Profits or losses on disposal of non-current assets or businesses are treated as non-operating items.

Joint ventures and associates

Under IFRS the results from jointly controlled entities (joint ventures) and associates, accounted for under the equity method, are required to be presented net of finance costs and tax on the face of the income statement. Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented before interest and tax, and after tax. Management considers that this approach aids comparability with prior year results and provides additional information on the source of BG Group's operating profits. For a reconciliation between operating profit and earnings including and excluding the results of joint ventures and associates see Note 3 to the accounts, page 19.

Exchange rates and prices

BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.

                                   Definitions

In these results:

bcf          billion cubic feet
bcfd         billion cubic feet per day
bcmpa        billion cubic metres per annum
boe          barrels of oil equivalent
boed         barrels of oil equivalent per day
bopd         barrels of oil per day
CCGT         combined cycle gas turbine
DCQ          daily contracted quantity
E&P          Exploration and Production
EPC          engineering, procurement and construction
EPIC         engineering, procurement, installation and commissioning
FEED         front end engineering design
Gearing      Net borrowings as a percentage of total shareholders' funds
             (excluding the re-measurement of commodity financial instruments)
             plus net borrowings
GW           gigawatt
IAS 39       International Accounting Standard 39 (Financial Instruments)
IFRS         International Financial Reporting Standards
LNG          Liquefied Natural Gas
m            million
mmboe        million barrels of oil equivalent
mmcfd        million cubic feet per day
mmcmd        million cubic metres per day
mmscfd       million standard cubic feet per day
mmscm        million standard cubic metres
mmscmd       million standard cubic metres per day
mtpa         million tonnes per annum
MW           megawatt
Net          Comprise cash, current asset investments, finance leases, currency
borrowings   and interest rate derivative financial instruments and short- and long-term borrowings
ROACE        return on average capital employed
T&D          Transmission and Distribution
Total        Group operating profit plus share of pre-tax operating results of
operating    joint ventures and associates
profit
PSA          production sharing agreement
UKCS         United Kingdom Continental Shelf



                              LEGAL NOTICE

These results include "forward-looking information" within the meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2004. BG Group undertakes no obligation to update any forward-looking statements.
No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision. Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as "indicated gross reserves", "additional reserves" and "gross uncommitted reserves" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 450 Fifth Street NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also available at the internet website maintained by SEC at http://www.sec.gov.


                         CONSOLIDATED INCOME STATEMENT
                                 FIRST QUARTER

                         ---------------------------------     ------------------------------------
                                         2005                                         2004

                           Busi-          Non-    Total               Busi-           Non-  Total
                           ness      operating                         ness      operating
                        Perfor-          items                      Perfor-          items
                          mance        (Note 2)                       mance       (Note 2)

                  Notes    GBPm             GBPm    GBPm                GBPm          GBPm     GBPm

Group turnover
and other
operating
income                3   1 094             (38)  1 056                 856             -      856
Operating
costs                      (663)              -    (663)               (567)            -     (567)
Profit on
disposal of
non-current
assets(i)                     -              13      13                   -            22       22
                        -------        -------- -------             -------      -------- --------
Operating
profit/(loss)
before share
of results
from joint
ventures and
associates            3     431             (25)    406                 289            22      311
                        -------        -------- -------             -------      -------- --------
Finance income               11               -      11                  11             -       11
Finance costs         4     (20)              2     (18)                (18)            -      (18)
Share of
post-tax
results from
joint ventures
and associates               39               -      39                  31             -       31
                        -------        -------- -------             -------      -------- --------
Profit/(loss)
before tax                  461             (23)    438                 313            22      335
Taxation              5    (183)             16    (167)               (121)           (2)    (123)
                        -------        -------- -------             -------      -------- --------
Profit/(loss)
for the period              278              (7)    271                 192            20      212
                        -------        -------- -------             -------      -------- --------
Attributable to:
                        -------        -------- -------             -------      -------- --------
BG
shareholders                270             (10)    260                 187            20      207
Minority
interest                      8               3      11                   5             -        5
                        -------        -------- -------             -------      -------- --------
                            278              (7)    271                 192            20      212
                        -------        -------- -------             -------      -------- --------
Earnings per
share - basic         6     7.6p           (0.3p)   7.3p                5.3p          0.6p     5.9p
Earnings per
share -
diluted               6     7.6p           (0.3p)   7.3p                5.3p          0.6p     5.9p
                        -------        -------- -------             -------      -------- --------

--------------------------------------------------------------------------------------------------
Total
operating
profit
including
share of
results from
joint ventures
and
associates(ii)        3     483             (25)    458                 336            22      358
--------------------------------------------------------------------------------------------------

i) See Presentation of Non-GAAP measures, page 9, for an explanation of results excluding non-operating items and presentation of the results of joint ventures and associates.
ii)This measurement is shown by BG Group as it is used by management as a means of measuring the underlying performance of the business.


                           CONSOLIDATED BALANCE SHEET

                                                               As at
                                                    31 Mar              31 Dec
                                                      2005                2004
                                                      GBPm                GBPm
Assets
Non-current assets
Goodwill                                               272                 272
Intangible assets                                      601                 585
Property, plant and equipment                        4 697               4 509
Investments accounted for using equity method        1 086               1 050
Deferred tax assets                                     69                  68
Trade and other receivables                             48                  46
Derivative financial instruments                       142                   -
-------------------------------------------------- -------             -------
                                                     6 915               6 530
Current assets
Inventories                                             85                  99
Trade and other receivables                          1 224               1 190
Commodity contracts and other derivative financial
instruments                                             26                   -
Cash and cash equivalents                              245                 340
-------------------------------------------------- -------             -------
                                                     1 580               1 629
Non-current assets classified as held for sale         581                 530
-------------------------------------------------- -------             -------
Total assets                                         9 076               8 689
-------------------------------------------------- -------             -------
Liabilities
Current liabilities
Borrowings                                            (374)               (577)
Trade and other payables                            (1 049)               (976)
Current income tax liabilities                        (260)               (264)
Commodity contracts and other derivative financial
instruments                                           (458)                  -
-------------------------------------------------- -------             -------
                                                    (2 141)             (1 817)
Non-current liabilities
Borrowings                                            (913)               (762)
Trade and other payables                               (87)                (89)
Deferred income tax liabilities                       (787)               (907)
Retirement benefit obligations                        (139)               (135)
Provisions for other liabilities and charges          (334)               (325)
-------------------------------------------------- -------             -------
                                                    (2 260)             (2 218)
Liabilities associated with non-current assets
classified as held for sale                            (74)                (67)
-------------------------------------------------- -------             -------
Total liabilities                                   (4 475)             (4 102)
-------------------------------------------------- -------             -------
Net assets                                           4 601               4 587
-------------------------------------------------- -------             -------
Attributable to:
Equity shareholders                                  4 573               4 567
Minority interests                                      28                  20
-------------------------------------------------- -------             -------
Total equity                                         4 601               4 587
-------------------------------------------------- -------             -------


                         STATEMENT OF CHANGES IN EQUITY

                                                             First Quarter
                                                        2005              2004
                                                        GBPm              GBPm
Equity as at 31 December 2004 and 2003
BG Group shareholders' funds                           4 567             3 924
Minority interest                                         20                (9)
-------------------------------------------------    -------           -------
                                                       4 587             3 915

Effect of adoption of IAS 39                            (238)                -
-------------------------------------------------    -------           -------
Equity as at 1 January 2005 and 2004                   4 349             3 915

Profit for the financial period                          271               212
Issue of shares                                            8                 5
Adjustment in respect of employee share schemes            3                 -
Dividend on ordinary shares                              (74)              (66)
Currency translation and hedge adjustments                44               (45)
-------------------------------------------------    -------           -------
Net changes in equity for the financial period           252               106

Equity as at 31 March
BG Group shareholders' funds                           4 573             4 020
Minority interest                                         28                 1
-------------------------------------------------    -------           -------
                                                       4 601             4 021
-------------------------------------------------    -------           -------



                           CONSOLIDATED CASH FLOW STATEMENT

                                                             First Quarter
                                                        2005              2004
                                                        GBPm              GBPm
Cash flows from operating activities
Profit from operations                                   406               311
Depreciation of property, plant and equipment            115               111
Fair value movements in commodity contracts               37                 -
Profit on disposal of non-current assets                 (13)              (22)
Unsuccessful exploration expenditure written off          10                 3
Increase in provisions                                     8                 2
Share based payments                                       3                 -
Increase in working capital                              (17)              (31)
-------------------------------------------------    -------           -------
Cash generated by operations                             549               374
Income taxes paid                                       (143)              (76)
-------------------------------------------------    -------           -------
Net cash inflow from operating activities                406               298
-------------------------------------------------    -------           -------
Cash flows from investing activities
Dividends received from joint ventures and
associates                                                12                 5
Proceeds from disposal of subsidiary undertakings
and investments                                           26                32
Purchase of property, plant and equipment and
intangible assets                                       (290)             (215)
Loans to joint ventures and associates                    (9)              (69)
Purchase of subsidiary undertakings and
investments                                                -              (250)
-------------------------------------------------    -------           -------
Net cash outflow from investing activities              (261)             (497)
-------------------------------------------------    -------           -------
Cash flows from financing activities
Net interest paid(i)                                     (12)               (4)
Net (decrease)/increase in short-term borrowings        (257)              145
Net increase in long-term borrowings                       1                 3
Issue of shares                                            8                 5
-------------------------------------------------    -------           -------
Net cash (outflow)/inflow from financing
activities                                              (260)              149
-------------------------------------------------    -------           -------
Net decrease in cash and cash equivalents               (115)              (50)
Cash and cash equivalents at beginning of period         340               313
Effect of foreign exchange rate changes                   20                (3)
-------------------------------------------------    -------           -------
Cash and cash equivalents at end of period(ii)           245               260
-------------------------------------------------    -------           -------


i) Includes capitalised interest for the first quarter of GBP3 million (2004 GBP2 million).
ii) Cash and cash equivalents comprise cash and short-term liquid investments that are readily convertible to cash.


                 RECONCILIATION OF NET BORROWINGS - FIRST QUARTER


                                                                            GBPm
Net borrowings as at 31 December 2004                                     (999)
Adoption of IAS 39                                                          (6)
---------------------------------------------------                   ---------
                                                                        (1 005)

Net decrease in cash and cash equivalents                                 (115)
Cash outflow from changes in gross borrowings                              256
Inception of finance leases                                                (16)
Foreign exchange and other re-measurements                                 (25)
---------------------------------------------------                   ---------
Net borrowings as at 31 March 2005                                        (905)
---------------------------------------------------                   ---------


Net borrowings attributable to MetroGAS (including Gas Argentino) and Comgas were GBP298 million (31December 2004 GBP300 million).

The gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 15.3% (31 December 2004 17.9%).

As at 31 March 2005, BG Group's share of the net borrowings in joint ventures and associates amounted to approximately GBP1.0 billion, including BG Group shareholder loans of approximately GBP610 million. These net borrowings are included in BG Group's share of the net assets in joint ventures and associates which are consolidated in BG Group's accounts.

Notes

1. Basis of preparation

These primary statements are the unaudited interim consolidated financial statements of BG Group plc for the quarter ended 31 March 2005. The financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report and Accounts for the year ended 31 December 2004, as they provide an update of previously reported information.

From 1 January 2005, BG Group is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) endorsed by the European Union. In the 2004 Annual Report and Accounts (pages 110 to 118) information was provided in order to provide clarity on the impact of IFRS in advance of the publication of results under these standards. It included details of BG Group's principal accounting policies under IFRS and the adjustments required to restate comparative information for the year ended 31 December 2003 (including the transition balance sheet as at 1 January 2003) and the year ended 31 December 2004. The financial information set out in this interim statement has been prepared in accordance with the accounting policies under IFRS published in the 2004 Annual Report and Accounts.

Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC). Further standards may be issued by the International Accounting Standards Board that will be adopted for financial years beginning on or after 1 January 2005. Additionally, IFRS is currently being applied in the United Kingdom and in a large number of countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of the Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming options regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Company's first IFRS Financial Statements for the year ended 31 December 2005 may be subject to change.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

Income tax expense is recognised based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

2. Non-operating items


                                                                 First Quarter
                                                                2005      2004
                                                                GBPm      GBPm
Profit on disposal of investments                                 13        22
Turnover and other operating income - non-cash
re-measurements of commodity contracts                           (38)      -(i)
Finance costs - non-cash re-measurements of financial
instruments                                                        2       -(i)
Taxation                                                          16        (2)
Minority interest                                                 (3)        -
-------------------------------------------------------    --------- ---------
Impact on earnings                                               (10)       20
-------------------------------------------------------    --------- ---------

i) BG Group adopted IAS 39 from 1 January 2005 so figures for 2004 do not contain any non-cash re-measurements.

2005 first quarter: Turnover and other operating income

Re-measurements included within turnover and other operating income amount to a charge of GBP38 million, GBP29 million of which represents unrealised mark-to-market movements on certain long-term UK gas contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 as they are considered to contain written options relating to buyer flexibility.

An additional GBP9 million charge represents unrealised mark-to-market movements on derivatives used for gas marketing activity in the UK and US.

2005 first quarter: Finance costs

Re-measurements presented in finance costs relate primarily to the retranslation of MetroGAS US Dollar and Euro borrowings which cannot be designated as hedges under IAS 39. In addition there are movements in respect of certain derivatives used to hedge foreign exchange and interest rate risk which have not been designated as hedges under IAS 39, partly offset by foreign exchange movements on certain borrowings in a subsidiary.

2005 first quarter: Disposal of investment

During the first quarter of 2005, BG Group disposed of its 50% interest in Premier Transmission Limited to Premier Transmission Financing Plc for cash proceeds of GBP26 million. No tax arose on the disposal.

2004 first quarter: Disposal of investment

During the first quarter of 2004, BG Group disposed of its 1.21% holding of shares in a listed company, Gas Authority of India Limited, for GBP32 million. Tax of GBP2 million arose on the profit on disposal, based on the effective rate of capital gains tax applicable in India for long-term investments.

3. Segmental analysis


Group turnover and
other operating
income                        Busi-       Non-   Total          Busi-       Non-   Total
First Quarter                  ness      oper-                   ness      oper-
                            Perfor-      ating                Perfor-      ating
                              mance      items                  mance      items
                               2005       2005    2005           2004       2004    2004
                               GBPm       GBPm    GBPm           GBPm       GBPm    GBPm

Exploration
and Production                  635        (34)    601            476          -     476
Liquefied
Natural Gas                     220         (4)    216            190          -     190
Transmission
and
Distribution                    169          -     169            139          -     139
Power
Generation                       75          -      75             54          -      54
Other
activities                        2          -       2              1          -       1
Less:
intra-group
sales                            (7)         -      (7)            (4)         -      (4)
----------------------     --------     ------  ------        -------     ------  ------
                              1 094        (38)  1 056            856          -     856
----------------------     --------     ------  ------        -------     ------  ------


First Quarter     Before share  Share of      Including     Non-operating Business
                  of results    results in    share of      items(ii)     Performance
                  from joint    joint         results from                (ii)
                  ventures and  ventures and  joint
                  associates    associates(i) ventures and
                                              associates
                  2005   2004   2005   2004   2005   2004   2005   2004   2005   2004
                  GBPm   GBPm   GBPm   GBPm   GBPm   GBPm   GBPm   GBPm   GBPm   GBPm

Exploration
and Production     353    264      -      -    353    264     34      -    387    264
Liquefied
Natural Gas          2      1     21     14     23     15      4      -     27     15
Transmission
and
Distribution        48     20     11     10     59     30    (13)     -     46     30
Power
Generation          16     14     20     23     36     37      -      -     36     37
Other
activities         (13)    12      -      -    (13)    12      -    (22)   (13)   (10)
--------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Operating
Profit             406    311     52     47    458    358     25    (22)   483    336
--------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------

i) Share of results in joint ventures and associates after finance costs and taxation is GBP39 million (2004 GBP31 million).
ii) Business Performance excludes certain non-operating items. See Note 2, page 18 and Presentation of Non-GAAP measures, page 9.


4. Finance costs


                                                               First Quarter
                                                             2005        2004
                                                             GBPm        GBPm
Interest payable                                              (16)        (17)
Interest on obligations under finance leases                   (4)         (1)
Interest capitalised                                            3           2
Unwinding of discount on provisions(i)                         (3)         (2)
Non-operating items (Note 2)                                    2           -
------------------------------------------------         --------    --------
Finance costs                                                 (18)        (18)
------------------------------------------------         --------    --------

i) Relates to the unwinding of the discount on provisions in respect of decommissioning and pension obligations, included in the income statement as a financial item within net finance costs.

5. Taxation - first quarter

The taxation charge for the period before non-operating items was GBP183 million (2004 GBP121 million), and the taxation charge including non-operating items was GBP167 million (2004 GBP123 million).

6. Earnings per ordinary share

Reconciliation of earnings and earnings per share including and excluding non-operating items

                                                        First Quarter
                                                   2005               2004
--------------------------------------------    ------------    --------------
                                              GBPm     Pence     GBPm     Pence
                                                         per               per
                                                       share             share

Earnings                                       260       7.3     207       5.9
Non-operating items (after tax and minority
interest)                                       23       0.7       -         -
Profit on disposals                            (13)     (0.4)    (20)     (0.6)
-------------------------------------------- -----    ------    ----     -----
Earnings - excluding non-operating items       270       7.6     187       5.3
-------------------------------------------- -----    ------    ----     -----

Earnings per share calculations in 2005 are based on shares in issue of 3 537 million for the quarter.

There is no material difference between the figures presented above and diluted earnings per share.


7. Capital investment - geographical analysis


                                                               First Quarter
                                                            2005          2004
                                                            GBPm          GBPm

North West Europe                                             59            28
South America                                                 24            17
Asia and the Middle East                                      81            96
North America and the Caribbean                               64           306
Mediterranean Basin and Africa                                87           180
-----------------------------------                     --------      --------
                                                             315           627
-----------------------------------                     --------      --------


8. Quarterly information: earnings and earnings per share


                                  2005       2004             2005       2004
                                  GBPm       GBPm            pence      pence

First quarter
- including non-operating items    260        207              7.3        5.9
- excluding non-operating items    270        187              7.6        5.3
Second quarter
- including non-operating items               229                         6.5
- excluding non-operating items               192                         5.4
Third quarter
- including non-operating items               214                         6.1
- excluding non-operating items               214                         6.1
Fourth quarter
- including non-operating items               236                         6.7
- excluding non-operating items               236                         6.7
-------------------------------  -----   --------         --------   --------
Full year
- including non-operating items               886                        25.1
- excluding non-operating items               829                        23.5
-------------------------------  -----   --------         --------   --------

9. IFRS 1 requirement - Reconciliation of profit and equity to previous GAAP

Included within the Annual Report and Accounts for BG Group for the year ended 31 December 2004 is a reconciliation of the income statement from UK GAAP to IFRS for the years ended 31 December 2003 and 2004 and a reconciliation of equity at the transition date (1 January 2003), 31 December 2003, 31 December 2004 and 1 January 2005, the date of adoption of IAS 32 and 39. This document also provides details of the impact of the adoption of IAS 32 and IAS 39 from 1 January 2005, details of the reconciling items, BG Group's principal accounting policies under IFRS and the exemptions taken by BG Group in accordance with IFRS 1 on transition to IFRS.

In order to comply with IFRS 1, in this interim statement BG Group is also presenting a reconciliation from UK GAAP to IFRS of the profit for the comparable financial period (the quarter ended
31 March 2004), together with the equity at the end of the comparable period (31 March 2004) as follows:


Reconciliation of earnings between UK GAAP and IFRS      Notes    First Quarter
                                                                         2004
                                                                         GBPm

Profit attributable to shareholders (earnings) under
UK GAAP                                                                   206
Effect of transition to IFRS:
Pensions                                                    1              (2)
Premier Power CCGT Project                                  2              (1)
Goodwill amortisation                                       3               4
Regulatory current account                                  4               4
Tax                                                         5              (4)
----------------------------------------------------- -------    ------------
Profit attributable to shareholders (earnings) under
IFRS                                                                      207
----------------------------------------------------- -------    ------------


Reconciliation of equity between UK GAAP and IFRS       Notes        31 March
                                                                         2004
                                                                         GBPm

Total equity under UK GAAP                                              4 085
Effect of transition to IFRS:
Pensions                                                    1             (37)
Premier Power CCGT Project                                  2              17
Goodwill                                                    3              21
Regulatory current account                                  4               8
Deferred tax                                                5             (73)
----------------------------------------------------- -------    ------------
Total equity under IFRS                                                 4 021
----------------------------------------------------- -------    ------------

Notes

1. Pensions

Cumulative actuarial gains and losses in respect of the Group's pension and post-retirement benefit plans have been recognised in full on transition to IFRS (1 January 2003). Actuarial gains and losses arising from the transition date are recognised over the average remaining service lives of employees (commonly referred to as the 'corridor' approach). The charge to operating costs in respect of pensions has increased by GBP3 million in the quarter ended 31 March 2004 compared to UK GAAP. The impact on earnings is a reduction of GBP2 million compared to UK GAAP and the impact on net assets as at 31 March 2004 is a reduction of GBP37 million compared to UK GAAP.

9. IFRS 1 requirement - Reconciliation of profit and equity to previous GAAP (continued)

2. Premier Power CCGT Project

In 2000, BG Group's  wholly-owned  subsidiary  Premier  Power  Limited  received
GBP168 million in consideration for the restructuring of power purchase agreements with Northern Ireland Electricity following agreement to construct a new CCGT power plant at Ballylumford. Under UK GAAP this amount was treated as deferred income and released over the life of the remaining power agreements, matched to the associated asset depreciation charge. Under IFRS the amount has been recognised as income in the year of receipt, along with the impairment of the property, plant and equipment associated with the original power plants. This has resulted in a reduction in operating profit for the quarter ended March 2004 of GBP1 million and an increase in net assets as at 31 March 2004 of GBP17 million.

3. Goodwill amortisation

BG Group has used the exemption available under IFRS 1 for not restating business combinations. IFRS 3 requires that goodwill arising from business combinations should not be amortised. Accordingly, the carrying value of goodwill as at 31 March 2004 is increased by GBP21 million and operating costs in respect of goodwill amortisation under UK GAAP for the quarter ended 31 March 2004 of GBP4 million have been reversed. There is no tax impact.

4. Regulatory current account balances - Comgas

Comgas (BG Group's Brazilian gas distribution business) recognised balances under UK GAAP in respect of the pass-through of costs after formal approval of a revised tariff by the Comgas Regulator. These balances do not meet the criteria for recognition under current IFRS and accordingly have been de-recognised. This has resulted in a decrease in operating costs of GBP7 million, an increase in earnings of GBP4 million for the quarter ended 31 March 2004, and an increase in net assets as at 31 March 2004 of GBP8 million.

5. Deferred tax

On adoption of IAS 12, BG Group has recognised deferred tax liabilities in respect of unremitted earnings of overseas associates and jointly controlled entities and in respect of fixed assets held at fair value following a business combination. The impact of these adjustments is an increase to the deferred tax provision as at 31 March 2004 of GBP67 million. In addition, the carrying value of one of BG Group's associates has been adjusted by GBP3 million as at 31 March 2004 as a result of the recognition of a deferred tax provision in respect of additional taxable temporary differences. The effective tax rate under IFRS is 40% for the quarter ended 31 March 2004.

10. Commitments and Contingencies

Pages 93 and 94 of the 2004 Annual Report and Accounts provide details of the size and nature of BG Group's commitments and contingencies as at 31 December 2004. As at 31 March 2005, there were no amounts or transactions which were significantly different to those at the year end.

11. Post Balance Sheet Events

On 6 April 2005, BG Group announced that it had completed the sale of its 16.67% interest in the North Caspian Sea PSA and had received an aggregate pre-tax cash consideration of approximately $1.8 billion. The pre-tax gain on disposal of GBP0.4 billion will be included in the second quarter results.

Supplementary information: Operating and financial data


                                                       First Quarter
                                                      2005        2004

Production volumes (mmboe)
- oil                                                  4.7         5.5     -15%
- liquids                                              7.7         5.7     +35%
- gas                                                 31.3        29.7      +5%
                                                   -------    --------
- total                                               43.7        40.9      +7%
                                                   -------    --------

Average realised oil price per barrel             GBP25.35    GBP17.88     +42%
                                                   ($48.24)    ($32.56)    +48%

Average realised liquids price per barrel         GBP17.35     GBP8.93     +94%
                                                   ($33.01)    ($16.27)   +103%

Average realised UK gas price per produced therm     24.12p      19.68p    +23%

Average realised International gas price per
produced therm                                       13.85p      12.99p     +7%

Average realised gas price per produced therm        17.48p      15.97p     +9%

Lifting costs per boe(i)                           GBP1.15     GBP0.88     +31%
                                                    ($2.18)     ($1.60)    +36%

Operating expenditure per boe                      GBP2.08     GBP1.80     +16%
                                                    ($3.96)     ($3.28)    +21%

Development expenditure (GBPm)                         155         139     +12%

Gross exploration expenditure (GBPm)
- capitalised expenditure                               87          45     +93%
- other expenditure                                     15          13     +15%
                                                   -------    --------
- gross expenditure                                    102          58     +76%
                                                   -------    --------

i) Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.

BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2005 by approximately
GBP30 million to GBP40 million.

BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2005, other factors being constant, a 10 cent strengthening (or weakening) in the US Dollar would increase (or decrease) operating profit by approximately GBP70 million.

Enquiries

Enquiries relating to BG Group's             General enquiries about shareholder
results, business and financial              matters should be made to:
position should be made to:

Investor Relations Department                Lloyds TSB Registrars
BG Group plc                                 The Causeway
Thames Valley Park Drive                     Worthing
Reading                                      West Sussex
Berkshire                                    BN99 6DA
RG6 1PT

Tel: 0118 929 3025                           Tel: 0870 600 3951
e-mail: invrel@bg-group.com


Financial Calendar

Payment of 2004 final dividend:

Shareholders                                 13 May 2005

American depositary receipt holders          20 May 2005

Announcement of 2005 second quarter and
half year results                            27 July 2005

Announcement of 2005 third quarter results   8 November 2005






                     BG Group plc website: www.bg-group.com

                               Registered office
                 100 Thames Valley Park Drive, Reading RG6 1PT
                       Registered in England No. 3690065



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: May 10, 2005                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary